UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **UNIVERSAL FINANCIAL SERVICES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

METRO OFFICE PARK, STREET 1, LOT 10

(No. and Street)

GUAYNABO	PR	00969
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOSE C BENITEZ ULMER 787-706-7339   jobenitez@universalpr.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KEVANE GRANT THORNTON LLP

(Name – if individual, state last, first, and middle name)

33 CALLE BOLIVIA, SUITE 400	SAN JUAN	PR	00917-20213
(Address)	(City)	(State)	(Zip Code)
11/25/2023		838	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Att. number: 1100

OATH OR AFFIRMATION

I, JOSE C BENITEZ ULMER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UNIVERSAL FINANCIAL SERVICE, INC, as of 12/31 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSE ANIBAL HERRERO ACEVEDO
ABOGADO-NOTARIO
PUERTO RICO

Signature:

Title:
PRESIDENT

RECIBO
Sello
4U24-21297402
9397
12/02/2024
$5.00
Sello de Asistencia Legal
80004-2024-1202-95509971

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Table of Contents

Confidential pursuant to 17a-5(e)(3)





Kevane Grant Thornton | 50 YEARS

Kevane Grant Thornton LLP
33 Bolivia Street
Suite 400
San Juan, Puerto Rico 00917-2013

T + 1 787 754 1915
F + 1 787 751 1284
E kgt@pr.gt.com
linkedin.com/company/kevane-grant-thornton
facebook.com/kevanegrantthornton

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Universal Financial Services, Inc.:

Opinion on the financial statements

We have audited the accompanying statement of financial condition of **Universal Financial Services, Inc.** (the "Company") as of December 31, 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of **Universal Financial Services, Inc.** as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as **Universal Financial Services, Inc.**'s auditor since December 31, 2023.

Kevane Grant Thornton, LLP
San Juan, Puerto Rico,
 February 28, 2025.



DLLP217-185

Universal Financial Services, Inc.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	690,028
Due from affiliates		10,690
Prepaid expenses and other assets		12,059
Prepaid income tax		26,206
Total assets	$	738,983

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	305
Due to affiliates		3,792
Total liabilities		4,097
Stockholder's equity:		
Common stock, $10 par value – authorized, 100,000 shares; issued and outstanding, 10,000 shares		100,000
Retained earnings		634,886
Total stockholder's equity		734,886
Total liabilities and stockholder's equity	$	738,983

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Operations

Year ended December 31, 2024

Revenues:		
Investment advisory fees	$	353,864
Commissions		15,996
Interest income		62
Total revenues		369,922
Expenses:		
Administrative service fees		166,076
Management fees		44,705
Commissions		1,484
Professional services		83,776
Brokerage fees		5,769
Occupancy		2,051
Other		18,432
Total expenses		322,293
Income before income tax expense		47,629
Income tax expense		11,193
Net income	$	36,436

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2024

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance – December 31, 2023	$ 100,000	—	598,450	$ 698,450
Net income	—	—	36,436	36,436
Balance – December 31, 2024	$ 100,000	—	634,886	$ 734,886

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2024

Cash flows from operating activities:		
Net income	$	36,436
Reconciliation of net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in accounts receivable		366
Decrease in due from affiliate		31,528
Increase in prepaid expenses and other assets		(304)
Decrease in prepaid income tax		9,629
Decrease in accounts payable and accrued liabilities		(1,162)
Increase in due to affiliate		950
Net cash provided by operating activities		77,443
Net increase in cash and cash equivalents		77,443
Cash and cash equivalents – beginning of year		612,585
Cash and cash equivalents – end of year	$	690,028
Supplemental disclosures of cash flow information		
Income taxes paid	$	1,564

See accompanying notes to financial statements.

(1)   Reporting Entity

Universal Financial Services, Inc. (the Company) is a wholly owned subsidiary of Universal Group, Inc. (the Parent Company). The Company was created to assist Universal Life Insurance Company (Universal Life or ULICO), an affiliated entity, in its efforts to issue variable annuities, which Universal Life offers through the Company or other broker-dealer firms. The Company is a member of the Financial Industry Regulation Authority, Inc. (FINRA). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. The distribution of the variable annuities began on March 1, 2007.

The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, filing an exemption report under Securities and Exchange Commission (SEC) Rule 15c3-3, relying on footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.T. 240.17a-5. The Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a Broker-Dealer and as an eligible similar institution under Regulation 5105.

(2)   Summary of Significant Accounting Policies

(a)   Accounting Principles

The accompanying financial statements, which comprise of the statement of financial condition as of December 31, 2024 and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, have been prepared in accordance with U.S generally accepted accounting principles (GAAP). The US Dollar is the reporting currency.

(b)   Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)   Recognition of Revenue and Expenses

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 "Revenue form Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide services to customers. The core principle requires the Company to recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those services recognized as performance obligations are satisfied, either at a point in time or over time. Revenue generating transactions that are subject to the provisions of ASC Topic 606 include the following:

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Notes to Financial Statements

December 31, 2024

Investment advisory fees: The Company provides investment advisory services to the Fortune V Separate Account of Universal Life Insurance Company.   The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are calculated based on the average daily net asset value of the underlying investments of the Fortune V Separate Account. Fees are collected over time and recognized as revenue at that time, when the Company's performance obligations under the contract are met.

Commissions: The Company earns commission revenue by executing sale transactions for clients primarily in listed variable annuity and mutual funds products. Commission revenue associated from the aforementioned sales are recognized at a point in time on trade-date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Administrative and other expenses are recognized as incurred.

(d) Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2024, include an overnight sweep account and cash on deposit.

(e) Income Taxes

The Company accounts for income taxes under the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company recognizes and measures its tax positions taken or expected to be taken in a tax return based on a more-likely-than-not threshold. Interest and penalties related to income tax exposures are recognized as a component of the provision for income taxes.

The Company files income tax returns with the Commonwealth of Puerto Rico.

(f) Subsequent Events

Management has evaluated subsequent events up to February 28, 2025, the date the financial statements were available to be issued. No events have occurred subsequent to December 31, 2024 that would require disclosure in the financial statements.

(3) Net Capital Requirements

The Company, as a registered Broker-Dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l (the Rule). Accordingly, the Company is required to maintain "net capital", as defined, of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi). At December 31, 2024, the Company's net capital, as defined, of $685,931 was $680,931 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.60%.

(4)   Related-Party Transactions

The Company is a member of a group of affiliated companies. The Company has significant transactions with members of the affiliated group at terms arranged by management of the affiliated group, and accordingly, the financial statements may not necessarily be indicative of the condition that would have existed or the results of operations if the Company had been operated as an unaffiliated company. In the normal course of business, the Company enters into various transactions with affiliated entities at terms and conditions agreed to by the parties. These may include management and other services as well as reimbursement of expenditures incurred on its behalf, and others.

The Company enters into various transactions with Universal Group, Inc. (UGI), which include management and other services, reimbursement of expenditures incurred on its behalf, among others. Management and other services charged to the Company during the year ended December 31, 2024 amounted to $44,705. Management fees due to UGI as of December 31, 2024 amounted to $3,621.

At December 31, 2024, the Company has an obligation under a noncancelable office space lease with its Parent Company, which expired on October 31, 2024. The lease agreement was renewed for additional one-year period. The lease expense for the year ended December 31, 2024, was $2,051, of which $171 remains as due to affiliate at December 31, 2024.

Effective January 1, 2024, the Company entered into an administrative services agreement with ULICO whereby the Company reimburses ULICO for expenses incurred in connection with the Company's operations. These expenses include payroll, compliance monitoring and reporting, computer systems, etc. During 2024, administrative service fees charged to the Company amounted to $166,076.

The Company entered into an agreement on March 1, 2007, as amended on October 15, 2012, with ULICO to provide investment advisory services to Fortune V Separate Account. Investment advisory fees for the year ended December 31, 2024, amounted to $353,864.

The Company also entered into an agreement on March 1, 2007, with ULICO to sell Universal Life's variable annuity products. Commission income earned from the sale of Universal Life's variable annuity products during the year ended December 31, 2024, amounted to $15,754, which is included in commission revenue.

The statement of financial condition as of December 31, 2024, includes an intercompany receivable from ULICO of $10,690, which relates to unpaid advisory fees and commissions net of administrative service fees.

(5)   Income Taxes

For the year ended December 31, 2024, the current provision for income taxes amounted to $11,193. There were no temporary differences for 2024. Prepaid income tax as of December 31, 2024 amounted to $26,206.

As of December 31, 2024, the Company concluded that there are no uncertain tax positions as such term is defined in FASB ASC 740 and has no accrued income tax related interest and/or penalties in the accompanying statement of financial condition.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2019 to 2024 until the applicable statutes of limitations expire. Tax audits by their nature are complex and can require several years to complete.

(6)   Significant Concentrations of Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Credit risk on this financial instrument is partially mitigated by depositing the funds with a federally insured financial institution.

All of the cash balance outstanding as of December 31, 2024 is deposited with a local financial institution. This cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balance at times generally is in excess of federally insured limits. At December 31, 2024, cash in bank exceeded the federally insured limits by $440,028.

(7)   Risk and Uncertainties Disclosure

The market values of securities and other assets will fluctuate, sometimes sharply and unpredictably, due to changes in general market conditions, overall economic trends or events, governmental actions or interventions, actions taken by the U.S. Federal Reserve or foreign central banks, political developments, warfare conflicts, investor sentiment, public health emergencies such as a pandemic, and other factors that may or may not be related to the issuer of the security or other asset. The market prices of securities and other assets also may go down due to events or conditions that affect particular sectors, industries or issuers. Adverse market conditions may be prolonged and may not have the same impact on all types of securities or other assets.

Economies and financial markets throughout the world are increasingly interconnected. Economic, financial or political events, trading and tariff arrangements, public health events, terrorism, technology and data interruptions, natural disasters, and other circumstances in one or more countries or regions could be highly disruptive to, and have profound impacts on, global economies or markets. As a result, whether or not the Fortune V Separate Account invests in securities of issuers located in or with significant exposure to the countries directly affected, the value and liquidity of the Fortune V Separate Account's investments may decrease the revenues earned by the Company.

SCHEDULE I

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)
Supplemental Schedule of Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under Securities Exchange Act of 1934
Year ended December 31, 2024

Computation of Net Capital

Total stockholder's equity from Statement of Financial Condition	$	734,886
Deduct: Stockholder's equity not allowable for net capital		0
Total stockholder's equity qualified for net capital		734,886
Add: Allowable subordinated liabilities		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		734,886
Deductions and/or charges:		
Total nonallowable assets	48,955	
Capital charges for spot and commodity futures	0	
Other deductions and/or charges	0	48,955
Other additions and/or allowable credits		0
Net capital before haircuts on securities positions		685,931
Net capital	$	685,931

Computation of Basic net Capital Requirement

Minimum Net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	273
Minimum dollar requirement	$	5,000
Net capital requirement (greater of two amounts above)	$	5,000
Net capital	$	685,931
Excess net capital	$	680,931
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement	$	679,931

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$	4,097
Add: Drafts for immediate credit		0
Market value of securities borrowed where no equivalent is paid or credited		0
Other		0
Total aggregate indebtedness	$	4,097
Ratio: Aggregate indebtedness to net capital		0.60%

Schedule of Nonallowable Assets

Account Receivable from affiliates	$	10,690
Other Unsecured receivables		0
Prepaid expenses and other assets		38,265
Total nonallowable assets	$	48,955

The above computation of net capital does not differ materially from net capital as of December 31, 2024
as filed on Form X-17A-5 Part II.

See accompanying report of independent registered public accounting firm.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)
Computation of Reserve Requirements Pursuant to Rule 15c3-3 and
Information Related to Possession and Control Requirements Pursuant to Rule 15c3-3
Year ended December 31, 2024

The Company does not claim an exemption under paragraph (k) of the SEC Rule 15c3-3 relying on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company l) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2024 to December 31, 2024, without exception.

See accompanying report of independent registered public accounting firm.





Kevane Grant Thornton | 50 YEARS

Kevane Grant Thornton LLP
33 Bolivia Street
Suite 400
San Juan, Puerto Rico 00917-2013

T + 1 787 754 1915
F + 1 787 751 1284
E kgt@pr.gt.com
linkedin.com/company/kevane-grant-thornton
facebook.com/kevanegrantthornton

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Universal Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Universal Financial Services Exemption Report (the "Exemption Report"), in which **Universal Financial Services, Inc.** ("the Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing the Exemption Report relying on Footnote 74 of the Securities and Exchange Commission ("SEC") Release No. 34-70073 adopting the amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) Broker/dealer selling variable life insurance or annuities, (2) Mutual fund retailer on an application-way basis, (3) Investment advisory services, and (4) Broker distributing variable life insurance or annuities to other broker/dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



This report is intended solely for the information and use of those charged with governance, management, the SEC, the Financial Industry Regulatory Authority, Inc. other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton, LLP
San Juan, Puerto Rico,
   February 28, 2025.





DLLP217-186

Universal Financial Services, Inc.

Universal Financial Services
Metro Office Park Lot 10 Street 1, Guaynabo PR 00968
PO Box 2171 San Juan Puerto Rico 00922-2171
T:(787) 706-7095 F:(787) 625-7379
www.miuniversalpr.com



Universal Financial Services Exemption Report

Universal Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting the amendment to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) Broker/dealer selling variable life insurance or annuities, (2) Mutual fund retailer on an application-way basis, (3) Investment advisory services, and (4) Broker distributing variable life insurance or annuities to other broker/dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Universal Financial Services, Inc.

I, <u>José C. Benitez-Ulmer</u>, swear (or affirm) that, to my best knowledge and belief, this Exemption Report, for the year ended 2024, is true and correct.

By: _____   Date: ___2/20/25___
President
Universal Financial Services Inc.